[  Janus Letterhead  ]

November 4, 2015

VIA EDGAR

Lisa Larkin

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-0505

Re:	JANUS INVESTMENT FUND (the “Registrant”)

1933 Act File No. 002-34393

1940 Act File No. 811-01879

Post-Effective Amendment No. 227

Dear Ms. Larkin:

On behalf of the Registrant and its underlying series (each, a “Fund” and collectively, the “Funds”), this letter is to respond to your comments made by telephone on October 2, 2015 and October 16, 2015 with respect to the Registrant’s Post-Effective Amendment No. 227 filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended, on August 17, 2015. The staff of the Securities and Exchange Commission’s (the “Staff”) comments, as we understand them, and the Registrant’s responses, are as follows:

1.	Staff Comment: The Staff requested that the Registrant reflect in writing all comments and responses, provide such comments and responses in an EDGAR Correspondence filing, and carry over comments, as applicable, to the Registrant’s other Prospectuses and Statements of Additional Information (“SAIs”).

Response:  The Registrant acknowledges the comment and confirms that it has complied.

Asset Allocation Funds ~ Prospectus Comments

2.	Staff Comment: With regard to Janus Global Allocation Fund – Conservative, the Staff asked whether the Expense Example is based on expenses without waivers for the Fund and the underlying funds in which the Fund may invest.

Response:  The Registrant so confirms.

3.	Staff Comment: The Staff noted that there are two Investment Process Risk factors in the summary and statutory sections of the Prospectus and asked the Registrant whether including both of these risks in the Prospectus is intentional.

Response:  The Registrant confirms that the two Investment Process Risk factors address separate risks involved in investing in different underlying funds. The first Investment Process Risk factor describes the risks involved in investing in underlying funds that are managed using a proprietary mathematical investment process devised by INTECH Investment Management LLC, a subadviser for certain underlying funds. The second Investment Process Risk factor describes the risks of investing in Janus Adaptive Global Allocation Fund, which is managed using certain proprietary models, including a proprietary options implied information model.

4.	Staff Comment: The Staff noted that disclosure in the “Risks of the Funds” section states that “[t]he aggregation of holdings of underlying funds may result in a Fund indirectly having concentrated assets in a particular industry, geographical sector, or single company.” The Staff asked the Registrant to explain supplementally the extent to which it monitors the holdings of underlying funds for industry concentration.

Response:  The Registrant monitors whether the underlying funds in which the Funds invest concentrate 25% or more of their net assets in a particular sector. However, the Registrant does not “look through” to the holdings of the underlying funds or aggregate such holdings for the purposes of monitoring the Funds’ fundamental concentration limit.

5.	Staff Comment: The Staff noted that the Registrant included disclosure related to certain risks in the Statutory Prospectus that are not included in the Summary Prospectus and asked the Registrant to confirm whether such risks were principal risks of the Funds or the underlying funds.

Response:  The Registrant confirms that the risks that only appear in the Statutory Prospectus are not considered principal risks of the Funds.

6.	Staff Comment: The Staff asked the Registrant how the Subsidiary Risk factor in the “Risks of the Funds” section differs from the Commodity-Linked Investments Risk factor. To the extent that such risks are similar, the Staff asked the Registrant to consider revising the disclosure so it is not duplicative.

Response:  The above-referenced risks address two distinct concepts. The Commodity-Linked Investments Risk discloses the risks of investing in various commodity-linked instruments that provide exposure to the commodities markets. In contrast, the Subsidiary Risk applies to the underlying risks of investing in Janus Diversified Alternatives Fund (“DivAlts Fund”), which invests in Janus Diversified Alternatives Subsidiary, Ltd. (the “Cayman Subsidiary”), a wholly-owned subsidiary organized under the laws of the Cayman Islands, in order to gain exposure to the commodities markets. Among other things, by investing in the Cayman Subsidiary, DivAlts Fund bears the risk that a regulatory change in the laws of the United States and/or the Cayman Islands could impact the ability of DivAlts Fund to meet its investment objective and potentially jeopardize DivAlts Fund’s status as a regulated investment company under the U.S. tax code. To the extent that a Fund invests in DivAlts Fund, it will indirectly bear this risk.

Fixed Income Funds ~ Prospectus Comments

7.	Staff Comment: With respect to Janus Flexible Bond Fund, the Staff asked the Registrant to explain how the Fund’s investments in derivatives will be valued for purposes of the Fund’s 80% investment policy.

Response:  The Registrant confirms that derivative instruments that provide economic exposure to assets that are consistent with Janus Flexible Bond Fund’s name generally will be valued at market value for purposes of measuring compliance with the Fund’s 80% investment policy. However, the Registrant believes that it may be appropriate under certain circumstances to utilize the notional amount (e.g., if a derivative creates an exposure equivalent to a cash investment in the underlying issuer equal to the derivative’s notional amount).

8.	Staff Comment: With respect to Janus Real Return Fund, the Staff asked the Registrant to confirm whether the income from the Fund’s investments in commodity-linked instruments constitutes qualifying income. See Internal Revenue Service Rev. Rul. 2006-1.

Response:  The Registrant confirms that the income from the Fund’s investments in commodity-linked instruments constitutes qualifying income.

9.	Staff Comment: Referring to the adopting release for Rule 35d-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), the Staff asked the Registrant to confirm that Janus Short-Term Bond Fund’s weighted average maturity as of June 30, 2015 was no more than three years.

Response:  The Registrant so confirms.

10.	Staff Comment: For Funds with an 80% investment policy, the Staff asked the Registrant to consider adding disclosure to the “Additional Investment Strategies and General Portfolio Policies” section concerning compliance with the notice provisions of Rule 35d-1.

Response:  The Registrant has added the requested disclosure to the “Additional Investment Strategies and General Portfolio Policies” section to the extent that it is applicable.

Janus Adaptive Global Allocation Fund ~ Prospectus Comments

11.	Staff Comment: The Staff noted that the Fund’s assets will provide exposure of 70% to global equity investments and 30% to global bonds and asked the Registrant to consider adding disclosure to clarify the “global” nature of such investments. See ICI Memorandum 26215 regarding SEC Staff Comments on Fund Names (35d-1) (June 4, 2012).

Response:  The Registrant notes that, as disclosed in the “Principal Investment Strategies” section, “the Fund will have exposure to investments that are tied economically to a number of countries throughout the world.” The Registrant believes that this disclosure is consistent with Staff guidance on the use of “global” in fund names.

12.	Staff Comment: The Staff noted that other Funds include more extensive disclosure regarding derivatives investments and asked why such disclosure is not included in the Fund’s Prospectus.

Response:  The Registrant notes that, consistent with guidance provided by the Staff to the Investment Company Institute in July 2010, the Fund’s disclosure is reflective of its anticipated investments in derivatives instruments. The Registrant has not included the above-referenced disclosure in the Fund’s Prospectus because it does not apply to the Fund’s intended use of derivatives as of the date of the Prospectus.

Alternative Fund ~ Prospectus Comments

13.	Staff Comment: The Staff requested an explanation of how the Fund can have “Diversified” in its name but be classified as nondiversified under the 1940 Act. In addition, the Staff asked the Registrant to consider adding disclosure to the Prospectus to reduce potential confusion regarding the Fund’s name and its classification as nondiversified.

Response:  The term “diversified” in the Fund’s name refers to the diverse risk premia in which the Fund invests. It does not refer to the Fund’s diversification classification under the 1940 Act. The Registrant believes that the following Prospectus disclosure sufficiently addresses potential confusion regarding this matter:

“Although the Fund seeks diverse sources of potential return or risk premia, the Fund is classified as nondiversified under the 1940 Act and may hold a greater percentage of its assets in a smaller number of issuers.”

14.	Staff Comment: The Staff asked the Registrant whether the expense recoupment line item in the fee table for the Fund is in compliance with the requirements in Form N-1A.

Response:  The expense recoupment line item was included in the fee table following discussions with the Staff on previous annual updates for the Funds. This line item was removed from the definitive filing for the Fund because Janus Capital did not recoup any fees from the Fund for the fiscal year ended June 30, 2015.

15.	Staff Comment: The Staff asked the Registrant to confirm that the Fund has previously received Staff comments related to the use of commodity investments through the Cayman Subsidiary and to confirm that all required representations had been made.

Response:  The Registrant acknowledges receipt of the comments and confirms that all required representations have been made.

16.	Staff Comment: The Staff noted the disclosure in footnote 2 of the fee table which states that Janus Capital may recoup expenses from the Fund that were previously waived or reimbursed for the first three years of the Fund’s operations or when the Fund’s assets meet the first breakpoint in the investment advisory fee schedule, whichever occurs first. The Staff asked the Registrant to supplementally confirm what happens to this recoupment arrangement if the Fund’s assets meet the first breakpoint within its first three years of operations.

Response:  The Registrant confirms that the recoupment arrangement described in footnote 2 of the fee table will expire under the circumstances noted above.

17.	Staff Comment: The Staff noted that the language regarding the Fund’s recoupment arrangement in footnotes 2 and 3 of the fee table is duplicative.

Response:  The Registrant acknowledges the comment and notes that footnote 2 was removed from the fee table in the definitive filing for the Fund because Janus Capital did not recoup any fees from the Fund for the fiscal year ended June 30, 2015. Janus Capital will consider revising this language in future filings to the extent that footnotes 2 and 3 are included in a Fund’s fee table.

18.	Staff Comment: The Staff noted that the Fund’s gross notional investment exposure will range from 300% to 400% of the Fund’s net assets and asked the Registrant to supplementally confirm that the Fund’s derivatives investments comply with Section 18 of the 1940 Act.

Response:  The Registrant so confirms.

19.	Staff Comment: With respect to the Fund’s investments in the Cayman Subsidiary, the Staff asked whether such investments trigger disclosure of acquired fund fees and expenses in the fee table.

Response:  The Registrant confirms that the indirect fees incurred through the Fund’s investments in the Cayman Subsidiary are reflected in the Other Expenses of the Subsidiary line item of the fee table. In future filings, Janus Capital will consider adding a footnote to the fee table to explain how such indirect fees are incurred by the Fund through its investments in the Cayman Subsidiary.

20.	Staff Comment: The Staff asked the Registrant how the Subsidiary Risk factor in the “Principal Investment Risks” section differs from the Commodity-Linked Investments Risk factor. To the extent that such risks are similar, the Staff asked the Registrant to consider revising the disclosure so it is not duplicative.

Response:  The Registrant refers the Staff to its response to Comment 6.

Janus Global Unconstrained Bond Fund ~ Prospectus Comments

21.	Staff Comment: The Staff asked the Registrant to consider adding disclosure to clarify the “global” nature of the Fund’s investments. See ICI Memorandum 26215 regarding SEC Staff Comments on Fund Names (35d-1) (June 4, 2012).

Response:  The Registrant notes that, as disclosed in the “Principal Investment Strategies” section, “the Fund will have exposure to investments that are tied economically to a number of countries throughout the world.”

22.	Staff Comment: The Staff noted that the Fund may invest in swaptions and asked the Registrant to confirm that the risks of such investments have been disclosed in the Prospectus.

Response:  The Registrant confirms that the risks of investing in swaptions are disclosed in the Derivatives Risk factor in the Summary Prospectus and the Options on Swap Contracts risk factor in the Statutory Prospectus.

23.	Staff Comment: Referring to guidance provided by the Staff to the Investment Company Institute in July 2010 relating to disclosure of investments in derivatives by investment companies, the Staff inquired whether the Registrant had provided appropriate disclosure related to the Fund’s derivatives investment policy.

Response:  The Registrant confirms that the disclosure is reflective of the Fund’s anticipated investments in derivative instruments.

24.	Staff Comment: The Staff asked the Registrant to supplementally explain the difference between the Fund’s investments in non-agency mortgage-backed securities and the Fund’s investments in privately issued mortgage-backed securities.

Response:  The Registrant generally considers non-agency mortgage-backed securities to be mortgage-backed securities that are issued or guaranteed by private issuers. Such securities are available for purchase in a public offering. In contrast, the Registrant generally considers privately issued mortgage-backed securities to be mortgage-backed securities that are available in non-public offerings, which would typically involve the Fund entering into a private placement arrangement with the issuer.

25.	Staff Comment: The Staff noted disclosure in the Prospectus regarding TBA commitments and asked the Registrant to supplementally explain the risks of such investments relative to the risks of investing in non-agency mortgage-backed securities.

Response:  Investments in TBA commitments and non-agency mortgage-backed securities involve distinct risks. As disclosed in the Prospectus, TBA commitments are purchased on a forward commitment basis and involve the risk that the value of the underlying security will decline during the settlement period. The Fund does not bear this same risk when investing in non-agency mortgage-backed securities because the Fund does not purchase these securities on a forward commitment basis. The Registrant notes that the risk disclosure in the Statutory Prospectus provides more detail on the risks that the Fund may bear to the extent that it invests in TBA commitments and non-agency mortgage-backed securities.

Mathematical Funds ~ Prospectus Comments

26.	Staff Comment: For INTECH Global Income Managed Volatility Fund and INTECH International Managed Volatility Fund, the Staff asked the Registrant to consider adding disclosure to clarify the “global” nature of the Funds’ investments. See ICI Memorandum 26215 regarding SEC Staff Comments on Fund Names (35d-1) (June 4, 2012).

Response:  The Registrant has revised the Prospectus disclosure for these Funds to state that, in pursuing their investment objectives, they “will have exposure to investments that are tied economically to a number of countries throughout the world.”

27.	Staff Comment: The Staff noted the inclusion of real estate securities risk disclosure in the “Principal Investment Risks” section for INTECH International Managed Volatility Fund and asked the Registrant to confirm whether this risk is a principal risk of the Fund.

Response:  The Registrant so confirms.

Money Market Funds ~ Prospectus Comments

28.	Staff Comment: The Staff noted that Janus Government Money Market Fund may invest in securities issued by U.S. Government agencies and asked whether such investments are consistent with the definition of “Government security” in Section 2(a)(16) of the 1940 Act.

Response:  The Registrant believes that Janus Government Money Market Fund’s investments in securities issued by U.S. Government agencies are consistent with the definition of “Government security” in Section 2(a)(16) of the 1940 Act.

29.	Staff Comment: Referring to the money market reforms that were adopted by the SEC in July 2014 (the “Reform Rules”), the Staff asked the Registrant whether Janus Money Market Fund seeks to maintain a stable net asset value (“NAV”).

Response:  The Registrant confirms that the Fund currently seeks to maintain a stable NAV. Janus Capital is analyzing the impact of the Reform Rules on the Fund in anticipation of the October 2016 compliance deadline for the floating NAV requirement for institutional money market funds and may make changes due to the Reform Rules.

30.	Staff Comment: The Staff noted the discussion of the Reform Rules in the Prospectus and asked the Registrant whether Janus Money Market Fund will be classified as a “retail” money market fund under the Reform Rules.

Response:  Janus Capital is analyzing the impact of the Reform Rules on the Fund and is aware that the definition of a “retail” money market fund under the Reform Rules becomes effective in October 2016.

31.	Staff Comment: Referring to the Reform Rules, the Staff asked whether the “Doing Business With Janus” section of the Prospectus applies to beneficial owners of Janus Money Market Fund who are natural persons.

Response:  Janus Capital is analyzing the impact of the Reform Rules on the Fund and is aware that the definition of a “retail” money market fund under the Reform Rules becomes effective in October 2016.

32.	Staff Comment: The Staff suggested that the Registrant may want to include information regarding the redemption fees and liquidity gates that were adopted as part of the Reform Rules in the “To Sell Shares” section of the Prospectus.

Response:  The Registrant acknowledges the comment.

Value Funds – Class L Shares ~ Prospectus Comments

33.	Staff Comment: The Staff asked the Registrant why there is no disclosure related to mortgage- and asset-backed securities in the “Additional Investment Strategies and General Portfolio Policies” section of the Prospectus. In this regard, the Staff noted that disclosure related to these securities is included in the Prospectus for Class D Shares of the Value Funds.

Response:  The discussion of mortgage- and asset-backed securities in the Prospectus for Class D Shares of the Value Funds primarily relates to investments by Perkins Value Plus Income Fund in such securities. The Registrant notes that the Prospectus for Class L Shares of the Value Funds only relates to Perkins Mid Cap Value Fund and Perkins Small Cap Value Fund, neither of which invests in mortgage- and asset-backed securities as an investment strategy.

Asset Allocation Funds ~ SAI Comments

34.	Staff Comment: The Staff asked the Registrant to consider distinguishing between principal and non-principal investment strategies in the discussion of investment strategies and risks in the SAI.

Response:  The Registrant acknowledges the comment but is not aware that Item 16 of Form N-1A requires funds to distinguish between principal and non-principal investment strategies and risks.

35.	Staff Comment: The Staff asked the Registrant whether the disclosure related to securities listed on Chinese stock exchanges addresses the appropriate risks of making such investments.

Response:  The Registrant believes that such disclosure addresses the appropriate risks.

36.	Staff Comment: The Staff asked the Registrant whether the discussion of investments in China, Russia, and Latin America addresses the appropriate risks of making such investments.

Response:  The Registrant believes that such disclosure addresses the appropriate risks.

37.	Staff Comment: The Staff asked the Registrant whether the disclosure regarding how shareholders are expected to be asked to elect Raudline Etienne as a Trustee at a future meeting is still applicable.

Response:  The Registrant so confirms.

Janus Global Unconstrained Bond Fund ~ SAI Comment

38.	Staff Comment: The Staff asked the Registrant to confirm that the Fund’s investments in collateralized debt obligations, including collateralized loan obligations and collateralized bond obligations, comply with the Fund’s 15% limit on illiquid investments.

Response:  The Registrant so confirms.

Other

39.	Staff Comment: In connection with a conversation with the Staff that occurred on October 16, 2015, the Registrant was asked to confirm supplementally that if a Fund writes/sells credit default swaps, it will segregate the full notional amount of the swaps.

Response:  The Registrant confirms that the Funds continue to employ the segregation arrangements for credit default swaps that are described in correspondence previously filed with the Securities and Exchange Commission (“SEC”) on March 9, 2015.

40.	Staff Comment: The Staff requested that the Registrant provide a Tandy representation in a response letter to be filed as correspondence separate from the filing.

Response:  The Registrant provides its response below.

The Registrant acknowledges responsibility for the adequacy and accuracy of the disclosure in the filings. In addition, the Registrant acknowledges that Staff comments, or changes to disclosure in response to Staff comments in the filings reviewed by the Staff, do not foreclose the SEC or any other person from taking any action with respect to the filings.

Please call me at (303) 394-7310 with any questions or comments.

Respectfully,

/s/ Mary Clarke-Pearson

Mary Clarke-Pearson

Legal Counsel

Enclosure (via EDGAR only)

cc:	Stephanie Grauerholz

Donna Brungardt